UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Blue Buffalo Pet Products, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

09531U102
(CUSIP Number)

December 31, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)

☑	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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CUSIP No. 09531U102 Page 2 of 6

1. Names of Reporting Persons. Christopher T. Bishop
2. Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 1,236,960
6. Shared Voting Power 13,609,679
7. Sole Dispositive Power 1,236,960
8. Shared Dispositive Power 13,609,679
9. Aggregate Amount Beneficially Owned by Each Reporting Person: 14,846,639
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11. Percent of Class Represented by Amount in Row (9) 7.6%
12. Type of Reporting Person IN

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CUSIP No. 09531U102

ITEM 1.
(a) Name of Issuer: Blue Buffalo Pet Products, Inc. (the “Issuer”).

(b) Address of Issuer's Principal Executive Offices: 11 River Road, Wilton, CT 06897

ITEM 2.
(a) Name of Person Filing: Christopher T. Bishop

(b) Address of Principal Business Office, or if None, Residence: c/o Blue Buffalo Pet Products, Inc., 11 River Road, Wilton, CT 06897

(c) Citizenship: United States

(d) Title of Class of Securities: Common Stock, $0.01 par value per share (“Common Stock”)

(e) CUSIP Number: 09531U102

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

Not applicable.

ITEM 4. OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

Calculations of the percentage of shares of Common Stock beneficially owned are based on 195,263,113 shares of Common Stock outstanding as of November 3, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed by the Issuer on November 8, 2017. As of December 31, 2017, the Reporting Person may be deemed to beneficially own 14,846,639 shares of Common Stock consisting of: (i) 371,087 shares of Common Stock directly held by him, (ii) 865,873 shares of Common Stock directly held by American Phoenix Trust, of which the Reporting Person is trustee, (iii) 12,147,914 shares of Common Stock directly held by The Bishop Family Limited Partnership (the “Bishop Family LP”), and (iv) 1,461,765 shares of Common Stock directly held by The Orca Trust.

The Reporting Person is a primary beneficiary of The William W. Bishop Children’s Spray Trust (the “Bishop Trust”), which is the general partner of the Bishop Family LP, and, collectively with William W. Bishop, Jr., the Issuer’s President and Chief Operating Officer, has the ability to remove and replace the trustee of the Bishop Trust. As a result, the Reporting Person may be deemed to have beneficial ownership of the shares of Common Stock held by the Bishop Family LP. The Reporting Person is the protector of The Orca Trust and has the ability to remove the trustee. As a result, the Reporting Person may be deemed to have beneficial ownership of the shares of Common Stock held by The Orca Trust. Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that the Reporting Person is the beneficial owner of the shares of Common Stock held by the Bishop Family LP or the Orca Trust for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and the Reporting Person disclaims beneficial ownership of such shares.

(b) Percent of class: 7.6%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 1,236,960

(ii) Shared power to vote or to direct the vote: 13,609,679

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(iii) Sole power to dispose or to direct the disposition of: 1,236,960

(iv) Shared power to dispose or to direct the disposition of: 13,609,679

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10. CERTIFICATIONS.

Not applicable.

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SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2018

/s/ Christopher T. Bishop
Christopher T. Bishop